Exhibit 99.4

SHARES AND VOTING RIGHTS AS PER 11 APRIL 2016

SHARES	NOMINAL VALUE (DKK)	NO. OF SHARES (OF NOMINALLY DKK 0.10)	NO. OF VOTES
Ordinary shares	4,687,173.40	46,871,734	46,871,734
Outstanding shares	4,687,173.40	46,871,734	46,871,734
Own holding of shares*	0	0	0
Outstanding shares excluding own holding of shares	4,687,173.40	46,871,734	46,871,734

* Voting rights cannot be exercised